Investor Relations:                     1-858-668-1808
                                                     info@thunderbirdgaming.com

2004 THIRD QUARTER REPORT

for the nine months ended September 30, 2004

MESSAGE TO OUR SHAREHOLDERS

ON 2004 THIRD QUARTER RESULTS

International Thunderbird Gaming Corporation (CNQ - ITGC.U) announces its financial results for the third quarter ended September 30, 2004. All figures are in US dollars.

Revenues from continuing operations for the third quarter of 2004 were $6.0 million, an increase of 11% over 2003 revenues from continuing operations of $5.4 million for the same period. Net income for the period was $459 thousand compared to an income of $704 thousand in 2003 for the same period. The income for the comparative periods stem from ongoing continuing operations with impact from costs associated with project development. The basic earnings per share were $0.02 in Q3 2004 compared to $0.03 per share for the same period in 2003. The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.4 million compared to $1.8 million for the same period in 2003. Over $300 thousand of this decline is due to a decrease in Panama's performance, given its current competitive environment.

The Company's working capital improved from a deficiency of $815 thousand at December 31, 2003 to a deficiency of $137 thousand at September 30, 2004. This also marks an improvement of $221 thousand from June 30, 2004. General and administrative costs increased $654 thousand for the quarter compared to the same period in 2003. This increase in G&A expense is attributed to several factors. Costa Rica accounted for $283 thousand of general expenses for the quarter. The Company did not have its Costa Rica operations in Q2 2003. Panama's current period advertising costs exceeded the prior year by $240 thousand, of which the Company's portion is $120 thousand. During the quarter, the Company included in its G&A expense a charge of $105 thousand related to options issued in the period. There was no such expense for Q3 2004. The Company has an in-house design operation in Panama which contributed $140 thousand to the G&A expenses for the quarter. The comparable contribution in 2003 was $20 thousand, which represented the first month of operation. For additional analysis of the Company's year to date results, please refer to the MD&A for the nine months ended September 30, 2004, which can be found on the Company's website and the CNQ website at www.cnq.ca.

In Panama, 2004 revenues for casinos with comparable 2003 results posted a 3% decrease for the quarter compared to the same period last year. The Company's Fiesta Casinos in Panama have been affected by heavy competition, primarily at the El Panama location. Management foresees increased and strong competition in this market due to heavy investment from competing operators.

In Guatemala, the operation has an average of 37 more machines compared to the third quarter of 2003. Local revenues grew a modest 1.3% for the quarter, compared to the same quarter in 2003. The Fiesta Cafe continues to generate solid revenues, including $97 thousand for the quarter. The regulatory environment has improved in Guatemala and the Company foresees the potential for expansion of operations in Guatemala in 2005.

In Nicaragua, the operations generated $2.3 million in revenues, representing growth of 10% over the $2.1 million during the third quarter in 2003. The Company currently uses the equity method of accounting to record its investment in Nicaragua. The Company completed the acquisition of certain shares owned by the majority shareholder of Buena Esperanza Limitada S.A. ("BELSA"), the Nicaragua affiliate that owns and operates the Fiesta Casino and Pharaoh's casinos in Nicaragua. The Company increased its total direct and indirect ownership interest in BEL from 20.54% to approximately 52%. The Company acquired the shares in part through cash reserves as well as funds borrowed from BANISTMO Bank in Panama. The total acquisition costs for the shares were approximately $1.7 million. The Company expects that its share of the profit from the BELSA operation will be sufficient to re-pay the loan from BANISTMO. Revenue from the BELSA operation is projected to be $10 million annually.

In Venezuela, the exchange rate is allowed to float but is holding steady at approximately 1900 Bolivars to $1 US dollar. Revenues, in the local currency, for the quarter grew 57% over the comparable period in 2003. The operation has benefited from the addition of its Calypso Bar. The entity posted a $263 thousand gain for the quarter, excluding the impact of extraordinary adjustments. The operations reported net income of $348 thousand for the nine months ended September 30, 2004. The operation continues to meet its local obligations The Company will begin to recognize its share of the net income from the entity when the book value exceeds the amount of outstanding receivables due from the operation.

The Company's 50% interest in Costa Rica contributed revenues of $538 thousand for the quarter. The Costa Rica operations began in Q4 2003 and had no impact on the Company's revenue performance in Q3 2003. The Company added an additional 20 machines to its operation during the third quarter. Revenues have grown 27% from Q2 2004. The Company's "Flagship" Fiesta Casino in Costa Rica near the San Jose International Airport adjoining the Hampton Hotel is well into construction. The Company completed a $4.7 million funding for this project. The accredited lender/investor group will repaid over 36 months at an interest rate of 16%. In addition to the repayment of the $4.7 million, the lender/investor group will be entitled to a 20% equity interest in this Fiesta Casino property. The Company's ownership interest in the Fiesta Casino will be approximately 38%. The project cost is estimated at $5.3 million, which will result in the addition of 250 gaming machines and 84 new table positions. Costa Rica has a population of 3.9 million, a GDP of $32 billion and a per capita GDP of $8,300. The Company expects revenue of nearly $13 million annually from the operation, of which current projects are projected to contribute $8.5 million. The Company's existing operations have grown dramatically from 97 gaming positions to 285 gaming positions since the beginning of the year. In addition, the Company has a participation interest in a slot route with 178 machines. Monthly EBITDA has grown significantly from the beginning of the year.

The Company submitted additional evidence addressing certain points made by Mexico in its final brief in the NAFTA Arbitration proceeding. The submittal was necessary but has caused a delay in the Arbitration tribunal's decision. The Company is hopeful that a decision in the case will be made within the next 90 days.

The Company has completed its agreement with a Philippine group for the joint ownership of a casino and hotel located in the Rizal district of the Philippines near Manila. The Company formed a subsidiary, Eastbay Resorts Inc., and will own approximately 50% of the operation. The Company is funding from a private bond the $7.5 million cost for the project. The funds will be re-paid to investors over 48 months at an interest rate of 14%. In addition to the repayment of the $7.5 million, the investors will be entitled to a 10% preferred profits interest in the "Fiesta Hotel Casino-Philippines". The Company also is purchasing a 40% interest in a second company, Eastbay Property & Development Inc., which will own approximately 17 hectares of improved and unimproved land containing the casino and hotel project. The Company will be assuming a $3.5 million debt obligation in connection with the ownership of the land containing the casino and hotel project. The Philippines has a population of 86 million, a GDP of $390 billion and a per capita GDP of $4,600. Manila has a population of 11 million. The license to the operating Company was issued on November 9, 2004 by the Government gaming entity, PAGCOR, allowing the project to move forward. The Fiesta Hotel & Casino-Philippines is projected to open by March 15, 2005. The Company expects revenue of approximately $20 million annually from the operation. Importantly, the operations center in Manila will allow expansion into the exciting new gaming market of Southeast Asia.

Casino legislation in Chile is expected to be passed into law before year-end, 2004. After various changes made in committee and on the Senate floor, the law should allow for 17 new "15 year" licenses and a 20% gaming tax on revenue. The sector will also be regulated under a new Superintendent of Casinos. A public bidding process for casino licenses is likely to take place during the second quarter of 2005. The Company is actively working to formulate up to eight bids with a goal of winning two to five new licenses. The bidding process is expected to be highly competitive. Each project will contain a casino along with other tourism-related infrastructure, which the Company believes will be necessary to present competitive bids and to have competitive operations.

Summary:

The Company has progressed well in maximizing market share in each of the countries where it operates. Significant new projects have been developed and will be coming on-line in the first and second quarters in the Philippines and Costa Rica. Although there is greater competition in Panama, management believes the moves to begin operations in the Philippines, increase operations in Costa Rica, acquire additional ownership in Nicaragua and pursue the Chilean business opportunities will advance the Company's business plan. The Company's improving ability to finance new projects has allowed rapid expansion of revenue. Management is encouraged by the Company's ability to fund growth without shareholder dilution as the Company continues to strengthen its balance sheet. The Company expects that its reported revenue by year-end 2005 will be significantly higher than year-end 2004, which will contribute to earnings growth and overall shareholder value.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell

President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. The Q3 interim financial statements have not been reviewed by the Company's auditor, Davidson & Company, Chartered Accountants. The Q3 interim financial statements and the notes thereto have been prepared by management using generally accepted accounting principles in Canada. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS FOR THE QUARTER ENDED SEPTEMBER 30, 2004 AND RECENT DEVELOPMENTS

A.     Selected Consolidated Financial Information. The tables set out below set forth selected consolidated financial data. Such data is derived from the unaudited interim consolidated financial statements of the Company for the period ended September 30, 2004.

The selected financial data should be read in conjunction with the unaudited interim Consolidated Financial Statements of the Company and the Notes thereto. Additional information relating to the Company, including the Company's AIF, is on SEDAR at www.sedar.com.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

For the Nine months ended September 30:	2004	2003
Revenue	17,938	15,797
Net income	1,422	2,064
Earnings per share - basic	0.06	0.09
Earnings per share - fully diluted	0.05	0.08

For the Period as at:	September 30, 2004	December 31, 2003
End of period working capital (deficiency)	(137)	(815)
Total assets	19,479	16,998
Long term debt (2)	5,375	4,985
Total liabilities	13,048	12,201
Share capital (3)	21,288	21,266
Foreign exchange adjustment	(374)	(415)
Deficit	(14,846)	(16,268)

  Under Canadian GAAP.
  Excludes the current portion of the long-term debt.
  The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.
	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4
Revenue	6,012	6,316	5,610	5,989	5,435	5,231	5,131	5,306
Income from continuing operations	459	610	353	989	704	684	676	450
Net income	459	610	353	989	704	684	676	469
Earnings per share - basic	0.02	0.03	0.01	0.04	0.03	0.03	0.03	0.02
Earnings per share - diluted	0.01	0.03	0.01	0.03	0.02	0.03	0.03	0.02

B.     Comparison of Results of Operations - Quarter ended September 30, 2004 Compared to Quarter Ended September 30, 2003.

Revenues from continuing operations for the third quarter of 2004 were $6.0 million, an increase of 11% over 2003 revenues from continuing operations of $5.4 million for the same period. The Company's 50% interest in Costa Rica contributed revenues of $538 thousand for the quarter. The Costa Rica operations began in Q4 2003 and had no impact on the Company's revenue performance in Q3 2003. Revenue growth from existing operations with comparable performance, quarter over quarter, was 1%. The growth in revenue from continuing operations is primarily the result of new operations in Costa Rica combined with stronger performance in the Guatemala operations driven by additional machines. In Panama, 2004 revenues for the third quarter were 3% less than the comparable quarter in 2003. In Guatemala, local revenues for the third quarter increased a modest 1% over the same period in 2003, benefiting from an average of 37 more machines during the respective period. However, incorporating the impact of foreign exchange, the effective impact to the Company's consolidated operations was a 2% increase. Guatemala revenues for the 2003 period were generated with an average of 260 machines versus an average of 297 machines in Q3 2004. Also included in the Company's revenues are the sales associated with the Fiesta Cafe in Guatemala. The Company did not record revenues from the Cafe in Q3 2003 and so there are no comparable Q3 revenues for the $97 thousand generated in 2004.

Costs of sales increased $283 thousand for the quarter compared to the same period in 2003. This is due primarily to the addition of Costa Rica and the costs associated with revenues generated by Guatemala's Fiesta Cafe, both of which were not factors in the results of the Company's Q3 2003 performance.

General and administrative costs increased $654 thousand for the quarter compared to the same period in 2003. Costa Rica accounted for $283 thousand of general expenses for the quarter. The Company did not have its Costa Rica operations in Q2 2003. Panama's current period advertising costs exceeded the prior year by $240 thousand, of which the Company's portion is $120 thousand. During the quarter, the Company included in its general and administrative expense a charge of $105 thousand related to options issued in the period. There was no such expense for Q3 2004. The Company has an in-house design operation in Panama which contributed $140 thousand to the G&A expenses for the quarter. The comparable contribution to G&A in Q3 2003 was $20 thousand, which represented the first month of operation.

The Company recorded development costs of $84 thousand in Q3 2004 compared to $102 thousand in Q3 2003. The current period costs relate exclusively to the Company's ongoing development in Chile. The development costs in Q3 2003 related to the Company's initial efforts in Chile and Costa Rica.

In Nicaragua, the two casinos generated strong revenues of $2.3 million for the quarter, representing growth of 10% over its performance in Q3 2003 of $2.1 million. The Company uses the equity method of accounting to record its investment in Nicaragua. The Company's 21% interest in the operation has contributed $83 thousand to the quarterly profit as compared to $69 thousand generated in Q3 2003.

In Venezuela, the floating exchange rate continues float hover around 1900 Bolivars to $1 US dollar. However, the operation is still subject to large foreign exchange exposure, as it continues to pay a premium to obtain sufficient US dollars to meet its obligations denominated in the currency. Revenues, in the local currency, for the quarter grew 57% over the comparable period in 2003. The operation has benefited from the addition of its Calypso Bar. The entity posted a $263 thousand gain for the quarter, excluding the impact of extraordinary adjustments. The Company uses the equity method of accounting to record its 29% investment in Venezuela. However, there is no impact from Venezuela's performance in the Company's Q3 2004 results. The Company will likely resume recording its share of the operating results once the historical performance overcomes the devastation created by the devaluation during the first 2 years of operations.

Net income for the quarter was $459 thousand compared to $704 thousand in 2003 for the same period. The income for both the current and prior year period stems from ongoing continuing operations and was impacted $84 thousand and $102 thousand, respectively, by development efforts. The development in Q3 2004 is attributable exclusively to the Company's efforts in Chile, while Q3 2003 included costs related to Chile and Costa Rica. Earnings for the quarter in Panama decreased as a direct result of heavy competition, primarily at the operations flagship location, the El Panama hotel. The Company's 50% interest in Panama's net income for the quarter amounted to $281 thousand compared to $363 thousand for the same period in 2003. Management foresees increased and strong competition in this market due to heavy investment from competing operators. The Company's operation in Guatemala produced net income of $268 thousand for the third quarter of 2004, compared to $353 thousand for the same period in 2003. The Company's Costa Rica operation, which now has 285 gaming positions and participation in a slot route with 178 machines, generated a profit of $189 thousand for the quarter, of which 50% is consolidated by the Company.

The basic earnings per share for the quarter were $0.02 compared to $0.03 per share for the same period in 2003. The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), before the impact of one-time items, of $1.4 million for the quarter compared to $1.8 million for the same period in 2003. Approximately $300 thousand of the decrease in EBITDA is attributable to the operations in Panama.

C.     Comparison of Results of Operations - Nine months ended September 30, 2004 Compared to Nine Months Ended September 30, 2003.

Revenues from continuing operations for the first nine months of 2004 were $17.9 million, an increase of 13% over 2003 revenues from continuing operations of $15.8 million for the same period. In Panama, 2004 revenues for casinos with comparable 2003 results posted modest growth of 1% for nine months. Revenues for the Decameron Beach Hotel property began in April 2003. In Guatemala, local revenues for the first nine months increased 11% over the same period in 2003. During the last half of 2003, there was a steady introduction of an additional 27 machines to the facility. The new machines plus the presence of the Fiesta Cafe since July 2003 have had a positive impact on the operations. The Salon now operates with a total of 306 machines. In Costa Rica, where the Company began operations in October 2003, revenues of $2.8 million were generated over the nine month period in 2004. The operation currently generates revenue from 68 table positions and a collective total of 395 slot positions. The Company includes its 50% interest proportionately in the consolidated financials.

Costs of sales increased $920 thousand for the nine months compared to the same period in 2003. This is due primarily to the addition of Costa Rica and the costs associated with revenues generated by Guatemala's Fiesta Cafe, both of which were not factors in the results of the Company's nine month performance in 2003. In addition, Panama's costs were slightly elevated as a result of a full nine months experience in its Decameron facility, which opened in April 2003.

General and administrative expenses are $1.7 million higher than the comparable period in 2003. The Company's 50% interest in Costa Rica accounts for $851 thousand of the increase, as the operation did not commence until October 2003. Consequently, there are no comparable expenses for the period. In addition, marketing and promotional costs during 2004 for Panama is more than double the costs for the same period in 2003. This amount is being invested to counteract a dramatic increase in competition in the Panama market resulting from an approximate 60% increase in product in the market. While the Company maintains close watch on such expenses, the level remains high compared to the standards of 2003. The impact to the Company's G&A for nine months is approximately $340 thousand more than the same period in 2003. In Guatemala, the Company signed a new contract effective March 2003, whereby the Company receives 65% of revenues and 100% responsibility for all of the expenses. Prior to March, the contract arrangement allowed a sharing of operating expenses with the Company's local partner. As a result of the new contract, there was an overall increase in expenses, which was offset by a similar increase in how the Company reported its Guatemala revenues. The impact to the Company's G&A over 9 months, all limited to the first quarter, is approximately $300 thousand more than was recorded in the prior year. Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of operations using the fair value based method of accounting. During the 1st quarter 2004, the Company included in its general and administrative expense a charge of $63 thousand related to options issued in the period. An amount of $105 thousand was also incurred in Q3 2004 for options issued during the period. The Company recorded at the end of 2003 its charges related to compensation expense for the year, and accordingly, there is no comparable amount through September 2003. The Company's in-house development operation in Panama contributed approximately $300 thousand to the G&A compared to $20 thousand when the entity was established in September 2003.

The Company recorded development costs of $250 thousand through nine months in 2004 compared to $361 thousand in 2003. The current period costs relate primarily to the Company's ongoing development in Chile. The development costs in 2003 related primarily to the new Decameron Beach Hotel property in Panama, which opened in April 2003. There were also some costs related to the Company's 2003 development efforts in Costa Rica and Chile.

The Company completed its commitment for its share of the costs involving the NAFTA claim against the government of Mexico. The Company funded a total of $152 thousand during the first six months of 2004 and nothing during Q3 2004. The Company does not anticipate any significant additional cash requirements for this effort, pending the decision of the arbitrators.

In Nicaragua, the two casinos generated revenues of $6.1 million for the nine months. The Company reflects in the statement of operations its 20.54% interest as equity gain in equity investments. Buoyed by the strength of its revenue performance, the Company is able to report a net equity gain of $205 thousand for the period. The results of September 30, 2003, included only 7 months of performance from the Nicaragua operation, as the merger was effective March 2003. The Company reported $142 thousand as its equity gain from operations in 2003.

In Venezuela, the operation continues to generate very strong revenues in its local currency. The average of the revenues generated in the nine months of 2004 equate to approximately $550 thousand a month. However, the same monthly revenues at the rate existing when the Company first began operations in Venezuela would yield US $1.5 million. The operations reported net income of $348 thousand for the nine months ended September 30, 2004. However, the Company has not recorded in its 2004 or 2003 results any amounts related to Fiesta Casino's operating performance, as management believes the carrying value of its investment is appropriate, if not conservative. The Company evaluates and assesses its investment on a regular basis. The Company will begin to recognize its share of the net income from the entity when the book value exceeds the amount of outstanding receivables due from the operation.

Net income for the period was $1.4 million compared to $2.1 million in 2003 for the same period. The income for the current period stems from ongoing continuing operations and was impacted by development efforts, NAFTA expenses and extraordinary promotional costs in Panama. The results of 2003 benefited by $311 thousand related to its settlement with Spotlight, a California tribe.

For the first nine months of 2004, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), before the impact of one-time gains, of $4.3 million or $0.18 per share, compared to $5.1 million or $0.21 per share for the same period in 2003. Basic earnings per share from continuing operations were $0.06 in 2004 compared to $0.09 in 2003. Approximately $500 thousand of the decrease in EBITDA can be attributed to the Company's 50% interest in Panama, which continues to fight to protect its market share against new competitors in its principal locations.

D.     Capital Resources and Liquidity

Cash provided by continuing operations was $708 thousand for the quarter ended September 30, 2004, compared to cash provision of $781 thousand for the same period in 2003. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in Panama and Costa Rica and its Guatemalan revenue sharing arrangements. The Costa Rica operations did not impact cash flows in the comparable 2003 period. Cash and cash equivalents increased to $2.5 million at September 30, 2004 from $2.3 million at June 30, 2004. In addition to refinancing its MRG loan with a new private investor, the Company expended $1.2 million on capital expenditures related to improvements and projects in Costa Rica and Panama.

The working capital deficiency of $358 thousand at June 30, 2004, has been further reduced to $137 thousand at September 30, 2004. Total long-term debt and capital lease obligations at September 30, 2004, were $5.4 million, reflecting an increase of $0.4 million since June 30, 2004. The increase was the result of new financing to repay the MRG debt and for the expansion of the Chitre property in Panama.

The Company received $55 thousand in dividends during the quarter for its interest in Nicaragua. For the comparable period in 2003, the Company received $36 thousand in dividends from Nicaragua.

Cash provided by continuing operations was $1.9 million for the nine months ended September 30, 2004, which was a slight decrease from the comparable nine month period in 2003 of $2.0 million. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in Panama and Costa Rica and its Guatemalan revenue sharing arrangements. The Costa Rica operations did not impact cash flows in the comparable 2003 period. Cash and cash equivalents increased to $2.5 million at September 30, 2004, from $2.2 million at December 31, 2003. In addition to funding its development efforts and its share of legal expenses related to NAFTA, the Company has expended $2.4 million on capital expenditures, primarily related to expansion efforts in Panama and Costa Rica. The working capital deficiency of $815 thousand at the end of 2003 has been reduced to $137 thousand at September 30, 2004. Total long-term debt and capital lease obligations at September 30, 2004, were $5.4 million, reflecting an increase of $0.4 million over the December 31, 2003, level. This is attributable to the refinance of the MRG loan, as well as new loans to cover expansion efforts.

The Company raised $22 thousand during the first nine months of 2004, all in the 1st quarter, by way of issuance of shares on exercise of options.

The Company received $105 thousand in dividends during the nine month period for its interest in Nicaragua. For the comparable period in 2003, the Company received $52 thousand in dividends from Nicaragua.

The Company anticipates paying its obligations and working capital deficiency from cash flow generated from operations and collection of amounts receivable and recoverable. The Company currently does not plan to raise capital by the issuance of shares in the near future.

The Company intends to fund its development projects primarily via private investors. However, other resources, such as commercial bank loans, will be used when and where available.

As of September 30, 2004, the Company had outstanding share options exercisable for up to 3,084,376 common shares at prices ranging from CDN$0.08 to CDN$1.19 per share. If all share options are exercised, to which no assurance can be given, 3,084,376 common shares would be issued generating proceeds of approximately CDN$1.2 million.

E.     Effect of Recent Developments on Operations

  Costa Rica. The Company added an additional 20 machines to its operation during the third quarter. Revenues have grown 27% from Q2 2004. The Company's "Flagship" Fiesta Casino in Costa Rica near the San Jose International Airport adjoining the Hampton Hotel is well into construction. The Company completed a $4.7 million funding for this project with an accredited lender/investor group who will be repaid over 36 months at an interest rate of 16%. In addition to the repayment of the $4.7 million, the lender/investor group will be entitled to a 20% equity interest in this Fiesta Casino property. The Company's ownership interest in the Fiesta Casino will be approximately 38%. The project cost is estimated at $5.3 million, which will result in the addition of 250 gaming machines and 84 new table positions. The Company expects revenue of nearly $13 million annually from the operation, of which current projects are projected to contribute $8.5 million.

  Mexico. The Company submitted additional evidence addressing certain points made by Mexico in its final brief in the NAFTA Arbitration proceeding. The submittal was necessary but has caused a delay in the Arbitration tribunal's decision. The Company is hopeful that a decision in the case will be made within the next 90 days.

  Chile. Casino legislation is expected to be passed into law before year-end 2004. The law should allow for 17 new "15 year" licenses and a 20% gaming tax on revenue. The sector will also be regulated under a new Superintendent of Casinos. A public bidding process for casino licenses is likely to take place during the second quarter of 2005. The Company is actively working to formulate up to eight bids with a goal of winning two to five new licenses. The bidding process is expected to be highly competitive. Each project will contain a casino along with other tourism-related infrastructure, which the Company believes will be necessary to present competitive bids and to have competitive operations. As of September 30, 2004, costs associated with this development have totaled $652 thousand. The Company expensed its 50% interest, of which $196 thousand is included in the 2004 results.

  Panama. The Company's Fiesta Casinos in Panama have been affected by heavy competition, primarily at the El Panama location. Management foresees increased and strong competition in this market due to heavy investment from competing operators.

  Nicaragua. Construction continues on a new Pharaohs Casino at the Camino Real Hotel near the International airport in Managua. The Camino Real is a 150 room luxury hotel with convention facilities, spa and extensive parking. The hotel is operated by Grupo Imperial, the operator of all Princess Hotels in Central America. It is approximately 1200 m2 and is expected to be completed in February 2005. Planned gaming positions include 144 machines and 56 table game positions. The ten year lease includes the option to purchase the entire hotel property. The Company completed the acquisition of certain shares owned by the majority shareholder of Buena Esperanza Limitada S.A. ("BELSA"), the Nicaragua affiliate that owns and operates the Fiesta Casino and Pharaoh's casinos in Nicaragua. The Company increased its total direct and indirect ownership interest in BEL from 20.54% to approximately 52%. The Company acquired the shares in part through cash reserves as well as funds borrowed from BANISTMO Bank in Panama. The total acquisition costs for the shares were approximately $1.7 million. The Company expects that its share of the profit from the BELSA operation will be sufficient to re-pay the loan from BANISTMO. Revenue from the BELSA operation is projected to be $10 million annually.

  Philippines. The Company has completed its agreement with a Philippine group for the joint ownership of a casino and hotel located in the Rizal district of the Philippines near Manila. The Company will own approximately 50% of the operation. The Company is funding from a private bond the $7.5 million cost for the project. The funds will be re-paid to investors over 48 months at an interest rate of 14%. In addition to the repayment of the $7.5 million, the investors will be entitled to a 10% preferred profits interest in the "Fiesta Hotel Casino-Philippines". The Company also is purchasing a 40% interest in a second company, Eastbay Property & Development Inc., which will own approximately 17 hectares of improved and unimproved land containing the casino and hotel project. The Company will be assuming a $3.5 million debt obligation in connection with the ownership of the land containing the casino and hotel project. The license to the operating Company was issued on November 9, 2004 by the Government gaming entity, PAGCOR, allowing the project to move forward. The Fiesta Hotel & Casino-Philippines is projected to open by March 15, 2005. The Company expects revenue of approximately $20 million annually from the operation. Importantly, the operations center in Manila will allow expansion into the exciting new gaming market of Southeast Asia.

Cautionary Notice: This report contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. The Q3 interim financial statements have not been reviewed by the Company's auditor, Davidson & Company, Chartered Accountants. The Q3 interim financial statements and the notes thereto have been prepared by management using generally accepted accounting principles in Canada. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the CNQ and other regulatory authorities.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars)

	September 30, 2004	December 31, 2003

ASSETS

Current assets
Cash and cash equivalents	$ 2,493	$ 2,150
Accounts receivable less allowance for doubtful accounts of $Nil (2003 - $Nil)	3,240	2,614
Prepaid expenses and supplies	779	551
Current portion of amounts receivable	292	307

Total current assets	6,804	5,622

Restricted cash	966	943

Amounts receivable less allowance for doubtful accounts of $Nil (2003 - $Nil) (Note 4)	164	742

Investments in and advances to equity investees (Note 5)	1,706	1,665

Property and equipment	7,729	6,161

Other assets	2,110	1,865

Total assets	$ 19,479	$ 16,998

- continued -

See accompanying notes to these unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars)

	September 30, 2004	December 31, 2003

Continued...

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 4,526	$ 4,234
Income taxes payable	298	512
Current portion of capital lease obligations	15	8
Current portion of loans payable	1,993	1,464
Current portion of other payables	109	219

Total current liabilities	6,941	6,437

Capital lease obligations	26	7
Loans payable	4,415	4,312
Other payables (Note 6)	934	666
Future income taxes	732	779

Total liabilities	13,048	12,201

Non-controlling interest	130	149

Shareholders' equity
Share capital	21,288	21,266
Contributed surplus	233	65
Deficit	(14,846)	(16,268)
Foreign exchange adjustment	(374)	(415)

Total shareholders' equity	6,301	4,648

Total liabilities and shareholders' equity	$ 19,479	$ 16,998

Nature of operations (Note 1)

On behalf of the Board:

	Director	Director

See accompanying notes to these unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in thousands of United States Dollars)

	Nine Months ended September 30,		Three Months ended September 30,
	2004	2003	2004	2003
REVENUE
Gaming operations	$ 17,938	$ 15,797	$ 6,012	$ 5,435

COSTS AND EXPENSES
Gaming operations	6,635	5,715	2,267	1,984
General and administrative	6,796	5,058	2,328	1,674
Project development	250	361	84	102
Amortization	1,337	1,404	440	461
Financing costs	770	742	284	221
Recovery of amounts receivable previously written down	-	(311)	-	-
Equity gain in equity investees and write-down of equity investment (Note 5)	(61)	(161)	(81)	(111)

	15,727	12,808	5,322	4,331

Income before income taxes	2,211	2,989	690	1,104

Income taxes
Current	610	736	182	302
Future	125	140	25	60

	735	876	207	362
Income from continuing operations before
non-controlling interest	1,476	2,113	483	742
Non-controlling interest	54	49	24	38

Net income for the period	1,422	2,064	459	704
Deficit, beginning of period	(16,268)	(19,645)	(15,305)	(18,285)

Deficit, end of period	$ (14,846)	$ (17,581)	$ (14,846)	$ (17,581)

Basic earnings per share (Note 7)	$ 0.06	$ 0.09	$ 0.02	$ 0.03

Diluted earnings per share (Note 7)	$ 0.05	$ 0.08	$ 0.01	$ 0.03

See accompanying notes to these unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

UNAUDITED INTEIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	Nine Months ended September 30,		Three Months ended September 30,
	2004	2003	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations	$ 1,422	$ 2,064	$ 459	$ 704
Items not affecting cash:
Amortization	1,337	1,404	440	461
Equity gain in equity investments	(61)	(161)	(81)	(111)
Future income taxes	125	140	25	60
Non-controlling interest	54	49	24	38
Stock-based compensation	168	-	105	-
Other	(18)	(230)	19	(32)

Changes in non-cash working capital items:
Increase in accounts receivable	(627)	(280)	(172)	(441)
Decrease (increase) in inventories and prepaid expenses	(541)	(60)	97	44
Increase (decrease) in accounts payable and accrued liabilities	187	(873)	(171)	21
Increase (decrease) in income taxes payable	(214)	(11)	(124)	73
Increase (decrease) in other liabilities	77	(8)	87	(36)

Continuing operations	1,909	2,034	708	781
Discontinued operations	-	-	-	9

Net cash provided by operating activities	1,909	2,034	708	790

CASH FLOWS FROM INVESTING ACTIVITIES
Loans receivable, net	185	165	67	100
Expenditures on capital assets, net	(2,430)	(569)	(1,223)	(218)
Investment in and advances to equity investees (Note 5)	(35)	(345)	20	(40)
Increase in restricted cash	(23)	(38)	(32)	(20)
(Increase) decrease in other assets	57	11	55	(1)

Net cash used in investing activities	(2,246)	(776)	(1,113)	(179)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of common shares	22	150	-	146
Loans payable	4,697	3,256	3,968	50
Repayment of loans and leases payable	(4,039)	(4,006)	(3,358)	(667)

Net cash provided by financing activities	680	(600)	610	(471)

- continued -

See accompanying notes to these unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	Nine Months ended September 30,		Three Months ended September 30,
	2004	2003	2004	2003
Continued...

Change in cash and cash equivalents during the period	343	658	205	140

Cash and cash equivalents, beginning of period	2,150	1,162	2,288	1,680

Cash and cash equivalents, end of period	$ 2,493	$ 1,820	$ 2,493	$ 1,820

Supplemental disclosure with respect to cash flows:
Interest paid	$ 721	$ 886	$ 265	$ 236
Income taxes paid	996	875	306	229

See accompanying notes to these unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

NINE MONTHS ENDED SEPTEMBER 30, 2004

1.    NATURE OF OPERATIONS

International Thunderbird Gaming Corporations' ("The Company") primary business activity is the provision of services to the gaming industry located in the Republic of Panama, Guatemala, Nicaragua, Venezuela and Costa Rica. The Company currently manages twelve casinos in these locations.

2.    BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3.    MERGERS AND PARTNERSHIPS

In March, 2003, the Company entered into an agreement to merge the Company's gaming operations in Nicaragua with the gaming operations of Hopewell Limited, S.A.. The Company owns a net 20.54% equity interest in the merged entity, which is reflected at 26% with a 5.46% non-controlling, minority interest. In October 2003, the Company entered into a 50/50 partnership with local investors and obtained a lease and license to operate a casino at El Presidente Hotel in downtown San Jose.

4.    AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	September 30, 2004	December 31, 2003

Apuestas Continentales, S.A.	$ -	$ 408
The Fantasy Group S.A.	206	217
Hopland Band of Pomo Indians	213	388
Other	37	36

	456	1,049
Current portion of amounts receivable	(292)	(307)

	$ 164	$ 742

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

NINE MONTHS ENDED SEPTEMBER 30, 2004

5.    INVESTMENTS IN AND ADVANCES TO EQUITY INVESTEES

Through its equity investments, the Company manages operations at one gaming operation in Venezuela, previously managed operations in various skill game locations in Mexico, and jointly manages operations in two casinos in Nicaragua. The equity investments of the Company and the Company's share of income (loss) from these investments are as follows:
	September 30, 2004				December 31, 2003
	Nicaragua	Mexico	Venezuela	Total	Nicaragua	Mexico	Venezuela	Total

Investment and advances	$ 442	$ 1,623	$ 2,346	$ 4,411	$ 610	$ 1,458	$ 2,397	$ 4,465

Gain (loss/write-down) of equity investment	562	(1,623)	(1,644)	(2,705)	302	(1,458)	(1,644)	(2,800)

	$ 1,004	$ -	$ 702	$ 1,706	$ 912	$ -	$ 753	$ 1,665

6.    OTHER PAYABLES

	September 30, 2004	December 31, 2003

Support Consultants, Inc.	$ 32	$ 104
Former directors and former associated companies	352	408
Other	659	373

	1,043	885
Current portion of other payables	(109)	(219)

	$ 934	$ 666

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

NINE MONTHS ENDED SEPTEMBER 30, 2004

7.    EARNINGS PER SHARE

The following weighted average number of shares were used for computation of earnings per share:
	September 30, 2004 (000's)	September 30, 2003 (000's)

Weighted average shares used in computation of basic earnings per share	24,512	23,651

Effect of diluted securities
Stock options and warrants	2,626	3,059

Weighted average shares used in computation of diluted earnings per share	27,138	26,710

Net income for the period	$ 1,422	$ 2,064

8.    SEGMENTED INFORMATION

Management has organized the enterprise based on a combination of differences in products and services provided and geographic areas of operations. Based on this organization, the Company has the following reportable segments.

Nine months ended September 30, 2004	Panama Gaming	Guatemala Operations	Corporate And Other	Total

External revenue	$ 13,498	$ 2,952	$ 1,488	$ 17,938
Amortization	1,144	70	123	1,337
Income tax expense	571	164	-	735
Net income (loss) from continuing operations	998	886	(462)	1,422
Segment assets	10,851	507	8,121	19,479

Nine months ended September 30, 2003	Panama Gaming	Guatemala Operations	Corporate And Other	Total

External revenue	$ 13,268	$ 2,264	$ 265	$ 15,797
Amortization	1,247	45	112	1,404
Income tax expense	741	129	6	876
Net income (loss) from continuing operations	1,260	1,062	(258)	2,064
Segment assets	8,339	663	5,432	14,434

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

NINE MONTHS ENDED SEPTEMBER 30, 2004

8.    SEGMENTED INFORMATION (cont'd...)

Three months ended September 30, 2004	Panama Operations	Guatemala Operations	Corporate And Other	Total

External revenue	$ 4,444	$ 993	$ 575	$ 6,012
Amortization	392	6	42	440
Income tax expense	160	47	-	207
Net income (loss) from continuing operations	281	268	(90)	459

Three months ended September 30, 2003	Panama Operations	Guatemala Operations	Corporate And Other	Total

External revenue	$ 4,586	$ 849	$ -	$ 5,435
Amortization	418	11	32	461
Income tax expense	320	42	-	362
Net income (loss) from continuing operations	363	353	(12)	704

Geographic information as at September 30, 2004:

	Panama	Guatemala	United States	Other	Total

Revenue	$ 13,498	$ 2,952	$ -	$ 1,488	$ 17,938
Property and equipment	6,307	379	86	957	7,729

Geographic information as at September 30, 2003:
	Panama	Guatemala	United States	Other	Total

Revenue	$ 13,268	$ 2,264	$ -	$ 265	$ 15,797
Property and equipment	4,963	150	109	-	5,222

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

(Tabular amounts expressed in thousands of dollars except per share amounts)

NINE MONTHS ENDED SEPTEMBER 30, 2004

9.    SUBSEQUENT EVENTS

Nicaragua: The Company completed the acquisition of certain shares owned by the majority shareholder of Buena Esperanza Limitada S.A. ("BELSA"), the Nicaragua affiliate that owns and operates the Fiesta Casino and Pharaoh's casinos in Nicaragua. The Company increased its total direct and indirect ownership interest in BEL from 20.54% to approximately 52%. The Company acquired the shares in part through cash reserves as well as funds borrowed from BANISTMO Bank in Panama. The total acquisition costs for the shares were approximately $1.7 million.

Philippines. The Company has completed its agreement with a Philippine group for the joint ownership of a casino and hotel located in the Rizal district of the Philippines near Manila. The Company will own approximately 50% of the operation. The Company is funding from a private bond the $7.5 million cost for the project. The funds will be re-paid to investors over 48 months at an interest rate of 14%. In addition to the repayment of the $7.5 million, the investors will be entitled to a 10% preferred profits interest in the "Fiesta Hotel Casino-Philippines". The Company also is purchasing a 40% interest in a second company, which will own approximately 17 hectares of improved and unimproved land containing the casino and hotel project. The Company will be assuming a $3.5 million debt obligation in connection with the ownership of the land containing the casino and hotel project. The license to the operating Company was issued on November 9, 2004 by the Government gaming entity, PAGCOR, allowing the project to move forward. The Fiesta Hotel & Casino-Philippines is projected to open by March 15, 2005.

10.    COMPARATIVE FIGURES

The comparative financial statements have been reclassified, where applicable, to conform with the presentation adopted in the current period.

These interim financial statements have not been reviewed by the Company's auditor, Davidson & Company, Chartered Accountants. These interim financial statements and the notes thereto have been prepared by management using generally accepted accounting principles in Canada.

CEO & CFO Certification:

Pursuant to the applicable Canadian requirement, effective with the first quarterly filings in 2004, we the undersigned, collectively and individually, do hereby certify that to the best of our respective knowledge, these unaudited interim financial statements, as well as the associated MD&A, together with documents incorporated by reference, do not contain misrepresentation and fairly present in all material respects the Company's financial condition, results of operations and cash flows as of and for the periods presented in the filing.

_______________________________________ Jack R. Mitchell CEO & President	_______________________________________ Booker T. Copeland III CFO & Corporate Secretary

CORPORATE OFFICE

12155 Dearborn Place

Poway, California 92064 USA

Tel: (858) 668-1808

Fax: (858) 668-1722

THUNDERBIRD PANAMA Calle Alberto Navarro, El Cangrejo Apartado 87-0558 Zona 7 Panama City, Panama Republic of Panama Tel: (507) 223-1234 Fax: (507) 223-0864	THUNDERBIRD DE GUATEMALA, S.A. 14 Calle 3-51 Zona Edificio Murano Center Nivel 6 Oficina 603 Guatemala City, Guatemala Central America Tel: (502) 366-6096 Fax: (502) 366-6074
FIESTA CASINO GUAYANA Avenida las Americas Torre Loreto, P.H. Puerto Ordaz, Estado Bolivar Venezuela	BUENA ESPERANZA LIMITADA, S.A. Hotel Intercontinental Managua Octava Calle Suroeste No. 101 P.O. Box 3278 Managua, Nicaragua
THUNDERBIRD DE COSTA RICA 100 Meters West and 400 Meters North of ICE Sabana P.O. Box 440-1100 San Jose, Costa Rica Tel: (506) 220-1079 Fax: (506) 290-7261	AUDITORS Davidson & Company 1200-609 Granville Street P.O. Box 10372, Pacific Centre Vancouver, BC V7Y 1G6 Canada
TRANSFER AGENT Pacific Corporate Trust Co. 625 Howe Street, 10th Floor Vancouver, BC V6C 3B8 Canada

OFFICERS

Jack R. Mitchell, President & CEO

Clay Hardin, VP, Gaming Operations

Booker T. Copeland III, CFO and Corp Secretary

Albert W. Atallah, General Counsel and COO

Thomas Mraz, Vice President

CAPITALIZATION

Common Shares Issued:

24,511,687 (as of November 9, 2004)

DIRECTORS Jack R. Mitchell Panama City, Panama Albert W. Atallah San Diego, California Jean Duval Montreal, Canada Salomon Guggenheim Zurich, Switzerland	REGISTERED AND RECORD OFFICE FOR SERVICE IN YUKON Preston, Lackowicz & Shier Suite 300 - 204 Black St. Whitehorse, Yukon Y1A 2M9 Canada
SHARES LISTED Canadian Trading and Quotation System Inc. Common Stock Symbol: ITGC.U	WEBSITE www.thunderbirdgaming.com